VIRTUS FUNDS

December 31, 2015

Fund	Trust Size	Req. Bond Current Schedule

Virtus Alternative Solutions Trust	508,049,789	900,000
Virtus Equity Trust	2,480,235,814	1,700,000
Virtus Insight Trust	10,282,304,818	4,900,000	*
Virtus Opportunities Trust	15,419,544,512	6,900,000	*
Virtus Variable Insurance Trust	1,026,422,362	1,250,000
Duff & Phelps Utility and Corporate Bond Trust, Inc.	401,526,731	750,000
DNP Select Income Fund, Inc.	3,322,964,672	2,100,000
DTF Tax Free Income, Inc.	206,021,941	600,000
Duff & Phelps Global Utility Income Fund, Inc.	915,958,816	1,000,000
Duff & Phelps Select Energy MLP Fund, Inc.	236,658,637	750,000
Virtus Total Return Fund	172,354,926	600,000
Virtus Global Multi-Sector Income Fund	254,583,475	750,000
The Zweig Fund, Inc.	310,485,004	750,000
The Zweig Total Return Fund, Inc.	442,099,566	750,000
ETFis Series I	393,368,396	750,000

TOTAL	36,372,579,460	24,450,000

*	Maximum Required Bond is $2.5 Million